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2.  Endorsement

B000948E
ENDORSEMENT - 403(b) CONTRACT LOANS

The contract is amended as follows:

1.  The following is added to Section 6 - The Fixed Account Provisions:

     RESTRICTED ACCOUNT. Amounts will be transferred to and from the Restricted Account in accordance with the provisions of Section 16- Loans and the terms of Loan Request and Agreement as provided therein. For each amount transferred to the Restricted Account, interest will be credited at an effective annual rate declared by the Company. Such rate will be 2 1/2% less than the interest rate charged by the Company on the loan with respect to which the transfer to the Restricted Account was made. Interest will be credited at the same rate for the entire period that all or any part of the amount is held in the Restricted Account. The declared effective annual interest rate under the Restricted Account will never be less than 3%. On each contract anniversary, interest credited to the Restricted Account will be transferred to the subaccounts of the Separate Account and the fixed interest options of the Fixed Account in accordance with the Contract Owner's then current purchase payment allocation instructions.

2. Section 12 - Death Benefit section is amended by the addition of the following:

     Any outstanding loan balance will be repaid before any death benefit proceeds are payable.

3.   Section 14 - Withdrawal is amended by the addition of the following:

     The proceeds of any full or partial withdrawal must first be applied to the repayment of any outstanding loan balance.

4.   The following provision is added to Section 15 - General:

     Any outstanding loan balance must be repaid before the Contract Value can be applied to provide annuity payments; and before the contract, or any part thereof or right therein, is assigned, transferred or exchanged.

     While a loan is outstanding, the net amount of any withdrawal, after deduction of all applicable charges, must be at least equal to the scheduled loan payment.

5. The following Section 16 is added to the contract:

     SECTION 16 - LOANS

     CONTRACT LOANS. At any time following one month after the Contract Date, the Contract Owner may borrow funds from the general account of the Company if this contract was issued as part of an arrangement under the provisions of Section 403(b) of the Internal Revenue Code.

     LOAN REQUEST AND AGREEMENT. To make a loan under this contract, the Contract Owner must submit a completed Loan Request and Agreement on a form provided by the Company.

     LOAN AMOUNT. The maximum loan amount is one-half of the Contract Value but not more than $50,000. The minimum loan amount is $2,000. No loan may be made if the Contract Value is less than $4,000. No new loan may be made if any part of a prior loan remains unpaid.

     RESTRICTED ACCOUNT. When a loan is made, an amount equal to the amount of the loan will be transferred to the Restricted Account from the Contract Owner's share of the subaccount accounts of the Separate Account and the fixed interest options of the Fixed Account in accordance with direction provided by the Contract Owner in the Loan Request and Agreement. When a loan payment is received by the Company, an amount equal to the portion

Endorsement No.  PI 1536-90                                               Page 4

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                                                                  Page 4 (con'd)
B000949E
ENDORSEMENT - 403(b) CONTRACT LOANS (CONTINUED)

     which is repayment of principal will be transferred from the Restricted Account to the Money Market Account. Transfers from the Restricted Account will be made as of the date a loan payment is received or, if earlier, the due date of a payment received during the grace period.

     LOAN INTEREST. The loan will bear interest at a rate declared by the Company for the entire term of the loan. Such rate will be based on the Monthly Average of the Composite Yield on Seasoned Corporate Bonds as published by Moody's Investor Service, Inc. for the calendar month ending two months before the effective date of the loan. If the Monthly Average of the Composite Yield on Seasoned Corporate Bonds is no longer published, the rate used in its place will be as established by law or by regulation of the insurance supervisory official of the jurisdiction in which this contract is delivered. Interest will accrue on the outstanding loan balance until the entire loan is repaid; provided, however, that in the event of prepayment of the entire loan in the first loan year, the amount of interest payable as part of the scheduled payments during the first loan year must still be paid. If interest is not paid when due, it will be added to the outstanding loan balance and will then bear interest at the same rate.

     TERM OF LOAN. A loan made for the purchase of a primary residence may be made for 10 years. All other loans will be for a term of 5 years.

     REPAYMENT. Each loan, together with all accrued interest, must be fully repaid in equal quarterly payments over its term. Payments will be due three months from the effective date of the loan and every three months thereafter. Payments must be made to the Company at its Administrative Office or designated service office.

     GRACE PERIOD. Each scheduled loan payment shall have a grace period of 30 days from its due date during which a loan payment will not be deemed in default. Any scheduled loan payment which is not made within the grace period will be in default. A payment made after the grace period but before the next scheduled bill date will be deemed an unscheduled prepayment of principal.

     PAYMENT IN DEFAULT. If a payment is in default, an amount equal to the defaulted payment including interest accrued plus any applicable contract charges will be withdrawn from the contract in accordance with the Contract Owner's direction in the Loan Request and Agreement but subject to the timing restrictions of Section 403(b)(11) of the Internal Revenue Code. The amount withdrawn will be applied to the payment in default.

     Such withdrawal will not be subject to minimum withdrawal amount or remaining account balance.

     LOAN IN DEFAULT. If at any time during the term of the loan four scheduled payments are not made within the applicable grace periods, the entire loan will be in default and immediately due and payable. An amount equal to the outstanding loan balance, including all accrued interest plus any applicable contract charges, will be withdrawn from the contract in accordance with the Contract Owner's direction in the Loan Request and Agreement but subject to the timing restrictions of Section 403(b)(11) of the Internal Revenue Code. The amount withdrawn will be applied to repay the loan in default.

     Such withdrawal will not be subject to minimum withdrawal amount or remaining account balance.

     DEATH OF ANNUITANT. In the event of the death of the Annuitant, any outstanding loan shall be considered immediately due and payable in full from proceeds payable under the Death Benefit provisions of the contract.

6. The effective date of this endorsement is the Contract Date unless a later date is shown below.


Wilmington, Delaware
(Included at Issue)                       The Penn Insurance and Annuity Company

                                          /s/ Richard Plush
                                            ------------------------------------
                                             Vice President and Senior Actuary
Endorsement No.  PI 1536-90